Exhibit 99.19

T E N N E S S E E
May 31, 2023

Robert Mudd

Notes Live

1744 Telestar Drive

Suite 500

Colorado Springs, CO 80920

Re:	Development Agreement dated August 17, 2022

Bob:

The City and Notes Live entered into the above-mentioned Development Agreement for Notes Live’s development of the Project as defined in the Agreement. Under the Agreement, the City transferred property to Notes Live for the Project. Since then, you have kept the City informed of Notes Live’s financial arrangements for the development. The current national economic conditions, and the resulting implications on banks lending have impacted Note’s Live planned financing. To address this situation, Notes Live is altering the Project’s financing structure, which understandably requires additional time. Notes Live anticipates using proceeds from an equity offering in their holding company to finance the construction in Murfreesboro.

From a timing perspective, Section 6.4(a) of the Agreement provides the property be transferred back to the City if a land disturbance permit has not been issued by June 1, 2023, unless this deadline is extended. This letter reflects our discussions in which the parties would stand still on the enforcement of Section 6.4 requirement. This stand-still arrangement allows Notes Live time to reformulate its financing. The City agrees that it will not invoke Section 6.4 without first providing Notes Live a 90-day written demand for the transfer. Notice may be provided by the City in its sole discretion. During the 90-day notice period, Notes Live may satisfy Section 6.4 and proceed with the development under the Agreement’s original terms. Unless terminated by the City or rendered moot by Notes Live initiating development, the stand-still arrangement will expire on December 31, 2024.

During this stand-still period, Notes Live will continue to provide regular updates to the City on its project financing and will make good faith effort to initiate the project as soon as feasible. Notes Live acknowledges by signature below that the City is not waiving any rights under the Agreement and that the City is not liable for any damages, reliance or otherwise, that may result from this stand-still arrangement.

The City looks forward to the Project and remain highly confident of its great success.

Sincerely,

/s/ Craig D. Tindall
Craig D. Tindall
City Manager

Acknowledged and agreed to by Notes Live:

/s/ Robert Mudd
SUP Notes Live Real Estate and Development